Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 25- 2009

DECEMBER 2, 2009
FOR IMMEDIATE RELEASE

AURIZON RECEIVES E3 PLUS AWARD FROM AEMQ

Aurizon Mines Ltd. (TSX:ARZ; NYSE Amex:AZK) is very pleased to announce that the Company has received the “e3 Plus" award from the Association de L'Exploration Miniere du Quebec (AEMQ) at the recent Quebec Exploration 2009 convention.

The e3 Plus Award is granted in recognition of the recipient’s high level of environmental and social responsibility and its compliance with best practices recommended by the Prospectors and Developers Association (PDAC) in their e3 Plus guidelines: "A Framework for Responsible Exploration".  The guidelines, which are available in the form of an online toolkit, are an initiative of the PDAC designed to assist exploration companies to continuously improve their social, environmental and health and safety performance and to comprehensively integrate these three aspects into all their exploration activities.

The recent approach that Aurizon took with the Joanna project and the stakeholders was in accordance with the e3 Plus framework.  Aurizon met with more than 35 groups of stakeholders, as well as the nearby residents of the Joanna Project with the aim of integrating their concerns into the pre feasibility study.

Aurizon recently announced the results of a positive pre-feasibility study on the Joanna property which is located 20 kilometres east of Rouyn-Noranda, in north-western Quebec.  The pre-feasibility, (refer to Aurizon’s news release dated November 11, 2009) envisages an open pit mining operation, which could produce 100,000 ounces of gold annually, and employ approximately 160 people in the Abitibi region.

“We are delighted and honoured to receive this award.” said David Hall, President and Chief Executive Officer. "Full credit is due to the dedicated efforts of our global development team in Val-d’Or, who have been very pro-active in communicating Aurizon’s plans to the various stakeholder groups, obtaining their views, and incorporating their concerns into the pre-feasibility study.”

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David P. Hall, President and C.E.O. Telephone 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932 Web Site: www.aurizon.com; Email: info@aurizon.com
or

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